Exhibit 99.1

MTS Announces 2019 Annual General Meeting of Shareholders

RA'ANANA, Israel / Powder Springs, Georgia, USA – November 20, 2019 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and call accounting, announced today that it will hold its annual general meeting of shareholders (the “Meeting”) on Thursday, December 26, 2019 at 10:30 a.m. (Israel time) at the Company’s offices at 15 Ha’tidhar Street, Entrance A, 11th Floor, Ra’anana, Israel.

The agenda of the Meeting is as follows:

1.	To re-elect Haim Mer as a member of the Board of Directors for a term expiring at the Company’s 2020 Annual General Meeting of Shareholders and when his successor is elected and qualified;

2.	To approve the updated compensation policy for directors and officers of the Company; and

3.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2019, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, the auditor’s report and consolidated financial statements of the Company for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on Monday, November 25, 2019 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about November 29, 2019. The proxy statement and proxy card will also be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on or about November 20, 2019.

The approval of the election of the director under Item 1 and the proposals set forth in Items 2 and 3 requires the affirmative vote of holders of at least a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage.  The approval of the proposal set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements as set forth in the proxy statement.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to the Company’s offices at the above address no later than December 16, 2019.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 27, 2019.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four (4) hours prior to the appointed time of the Meeting, to be counted for the Meeting.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and call accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540